Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors restarts operations at selected plants and dealerships

Introduces a safe, convenient and engaging experience for its customers

Mumbai, May 14, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is a press release issued by the Company on the captioned subject, the content of which is self-explanatory.

This is for the information of the exchange and the members.

Tata Motors – India’s leading automobile brand, today announced a calibrated restart of manufacturing operations for both Commercial and Passenger Vehicles from its plants located at Pantnagar (Uttarakhand) beginning last week and from Sanand (Gujarat). Tata Motors plants in Lucknow (Uttar Pradesh), Dharwad (Karnataka), Jamshedpur (Jharkhand) and Pune (only for Ambulance Vehicle manufacturing) are in final stage of readiness and expect to begin production over the next few days. This commencement of operations follows receipt of all necessary approvals from relevant Government authorities.

Guenter Butschek, CEO & MD, Tata Motors said, “Our utmost priority is the safety and wellbeing of our employees, customers and ecosystem partners. Therefore, we restart operations with limited, essential staff in each plant, adhering to all mandated safety norms while efficiently meeting operational requirements. The support and cooperation extended by local authorities, state and central Government, our Union partners and our dedicated workforce have been instrumental for a smooth restart. We will scale operations in a graded manner as the entire enabling ecosystem of suppliers, vendors, dealers and customers comes up to speed. We are cautiously optimistic and staying agile to cater to an evolving demand. The lockdown was our opportunity to accelerate our digital journey and evolve new ways of working, while servicing and supporting our customers. We are well positioned to redefine mobility with our new product portfolio, customised offerings and enhanced customer experience.”

Dedicated ‘Restart’ teams at each locationhave curated detailed guidelines and conducted intensive trainings for maintaining social distancing at all workplaces, shop floors and canteen facilities. Enhanced sanitisation measures are being implemented and only limited, operationally required staff is being asked to come to work in personal vehicles or company transport.

Every employee re-joining the workplace is required to download and use the mandatory ‘Aarogya Setu’ app. Employees are also required to periodically check-in and declare the status of their own, as well as their family’s health on the Tata Motors in-house health track portal. In addition, all employees and visitors entering and exiting the plant premises are also being screened for temperature checks.

Tata Motors has used the lockdown time to design new ways of working, respecting the mandatory safety norms and aggressively adopting digital. Via rigorous sessions conducted virtually, employees, dealers and supplier partners were oriented to this and trained on the feature-rich BSVI offerings for effectively selling and engaging with customers.

Nearly 200 dealerships and 300 workshops for passenger vehicles and over 400 sales outlets and 885 workshops for commercial vehicles have begun operations with a new set of standard operating procedure (SOPs) defining minimal interactions and maintaining prudent social distance while engaging with customers.

Over the last few days, customers have initiated new bookings, deliveries of passenger vehicles have commenced and workshops are seeing increasing inflow of vehicles for servicing.

All discussions with customers are being done virtually using digital tools and any meetings, if necessary, are being conducted with prior appointments and post verification of all requirements. Documents for vehicle insurance and registration are being collected via mail or specially installed drop boxes and vehicle deliveries are being done only after all formalities are completed. Customer vehicles arriving at workshops for repairs and servicing too are completely sanitised before being handed over post service.

Test drives are being offered on request and with prior appointment at customer’s preferred location. Only one person drives the vehicle with a dealer staff member sitting in the rear seat to avoid any physical contact. Following every test drive, the vehicle is fully sanitised including replacing protective covers shielding the interiors of the vehicle that come in contact while driving.

To enhance peace of mind for its discerning passenger vehicle customers, Tata Motors has recently launched ‘Click to drive’, an end-to-end online platform to select and buy cars. From the comfort of their homes, customers can log in, select the vehicle of their choice, avail a test drive and choose from variety of financing options to book their preferred car and SUV. This platform is integrated with all dealers who arrange for the delivery of the vehicle nationwide.

For its commercial vehicle customers, Tata Motors extended all possible technical support to keep vehicles running during the lockdown. Additionally, timelines of vehicle warranty, free services and Tata Suraksha AMC have also been extended.

To support local communities, Tata Motors is actively providing essentials to sections of society most impacted during the lockdown. Supplies of food, masks and sanitisers along with information kits on precautions to be taken for health and hygiene, have been arranged for thousands of frontline hero truck drivers, transporting goods and services in multiple locations across the country. Further, via several channels, the company is also providing educational material in regional languages to raise awareness amongst the lowest strata of the society regarding precautions to be taken to combat COVID-19.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fuelled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 | indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.